

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2013

Via E-mail
Gary S. Okizaki
Chief Executive Officer
Yummy Flies, Inc.
1848 South Lamar Ct.
Lakewood, CO 80232

> **Re:** **Yummy Flies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 17, 2012**
> **File No. 333-171188**

Dear Mr. Okizaki:

We have reviewed your responses to the comments in our letter dated August 29, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Cover Page

1. We note your response to our prior comment 6 that you have revised your registration statement for consistency regarding the number of shares of common stock that are currently outstanding. However, we note that page F-9 states that you have a total of 1,142,000 shares of common stock outstanding as of September 30, 2011, page II-1 states that you have not issued any securities in the last three years and your prospectus cover page indicates that the selling shareholders are offering 1,989,000 shares of common stock in this offering. Please reconcile the disclosures.

Prospectus Summary, page 3

Overview, page 3

2. We note your revised disclosure in response to our prior comment 8 that you have "had conversations with various potential investors who have indicated interests in investing in [your] Company, but only if [you] can establish a trading market for [your] Common Stock." Please revise to clarify that there is no guarantee that there will be a trading market for your common stock and that there is no guarantee that you will be able to raise funds after the completion of this offering.

3. We note your response to our prior comment 10 and reissue. Please revise to disclose in this section, if true, that as of September 30, 2012, you had $484 in cash in your treasury. In addition, please revise to disclose how long your present capital will last.

4. We note your revised disclosure in response to our prior comment 12 that each of the five fly-fishing guides that used your products informed you that the ties "were very successful" and that they "were more successful catching fish using [your] ties than they had been using other ties." Please revise to clarify that there is no guarantee that other fisherman would find that the flies allowed them to catch more fish. In addition, please revise to add here the disclosure you have added on page 19 that the results of the tests are "[your] opinion only and there were no formal independent tests conducted on your flies."

5. We note your disclosure that "at this time, [you] believed that [your] products needed to be tested by fly fisherman of all capabilities in all weather conditions and also with 'finicky fish'" and that "these limited test markets proved to be encouraging with [your] Natural Selection Series of flies because these fisherman were more successful." Please revise the second paragraph under this section to clarify, if true, that your flies have not been tested by fisherman of all capabilities as it appears that your products were tested by five fishing guides who are friends and acquaintances of Mr. Yamauchi. If your flies have been tested by others, please provide additional information regarding such tests, including the number of people and products involved in such tests.

6. We note your disclosure on page 3 that you currently offer 37 varieties of ties. This disclosure appears to contradict your disclosure on page 20 that you have 15 different flies and your disclosure on page 23 that you have 16 patterns that you are currently tying. Please revise for consistency or advise. Similarly, we note your disclosure on page 3 that you have produced a video on tying fly fishing ties. However, on page 17, you disclose that you have produced five such videos. Please revise for consistency or advise.

7. Please revise the fifth paragraph of this section on page 3 to clarify that while you will need $500,000 in additional working capital to implement your plan of operations, you will not receive any proceeds from this offering.

8. Please refer to the second to last paragraph on page 3 of your filing, which discusses your company's net loss and stockholders' equity for and as of the interim period ended September 30, 2012. We note that the amounts disclosed continue to reflect the net loss and stockholders' equity reported for and as of the interim period ended March 31, 2012. Please revise your disclosure, as appropriate.

Risk Factors, page 5

Risk Related to Our Operations, page 5

We have limited capitalization and limited funds available for operations, page 6

9. We note your response to our prior comment 18 on page 4 of your letter dated December 17, 2012 that "it is impossible to definitively ascertain whether [you] have sufficient funds to continue operations over the 12 months because . . . [your] current burn rate is nominal due to limited operations." We note, however, that your expenses have increased due to this offering and that they will increase due to your obligations as a reporting company as of the effective date of your registration statement. We also note your disclosure on page 17 that, as of September 30, 2012, you had $484 in cash. Please revise your disclosure, if true, to clarify that you currently do not have sufficient funds to cover your operations for the next 12 months. If your current burn rate and post-offering burn rate will be different, please also clarify. Also clarify your summary disclosure accordingly.

10. We note your response to our prior comment 20 and reissue. Please revise to clarify here, if true, that you currently do not have any plans for making an equity or debt offering.

Our management may have conflicts of interests, page 7

11. We note your response to our prior comment 21 and reissue in part. Please revise to briefly explain what it means to be "an endorsed fly fishing guide for Orvis." For example, please explain Mr. Okizaki's obligations to Orvis and disclose whether he has an agreement with Orvis for his services rendered.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Plan of Operation, page 17

12. Please revise to include a budget and timeline for each step in your plan of operation. For example, please revise to disclose when you intend to improve your website. It may be helpful to include a table that indicates each step of your business plan, the amount of time necessary to complete each step and the estimated cost of each step.

13. We note your response to our prior comment 31 and reissue. With a view towards revised disclosure, please tell us the basis for your belief that your DVD was well received. In this regard, we note that to date you have sold eight DVDs. Alternatively, please remove such claim.

Description of Business, page 19

14. We note your response to our prior comment 27 and reissue. Please revise to reconcile your disclosures by providing an organized description of your business plans. For example, we note your disclosure on page 22 that you intend to mass produce your flies in China or Taiwan. However, we note your disclosure on page 21 that "[t]he customer that [you] have earmarked to sell [your] products to purchase their flies ranging from $2.00 to well over $100 per fly . . . and take 15 minutes to sometimes hours to make per fly" and your disclosure on page 19 that distinguishes your flies from "customary over the counter flies" that are mass produced. It appears that mass producing your flies is inconsistent with your intended business plan. Please revise to clarify your business plans and your intended target market. Please revise throughout the prospectus to explain the inconsistent disclosure.

15. In the second to last paragraph on page 19 of your filing, you have disclosed that your company will need at least $100,000 of additional capital in order for it to become profitable. In the third paragraph on page 23, you disclose that the cost of one year of operation would be approximately $100,000. Lastly, in the second full risk factor on page 6 of your filing, you disclose that as of the date of your prospectus, you have estimated that your company will require an additional $500,000 in capital to implement its business plan and cover the costs of being a public reporting company. Please reconcile the aforementioned disclosures, as appropriate. For example, clarify whether $100,000 reflects the total amount of capital that you will need to sustain your company's operations and implement your business plan for the next year (i.e., short-term capital) or is representative of both your short-term and long-term capital needs. Similarly, if there is a material difference between the amount of capital that your company will need to become profitable versus the amount of capital that your company will need to fully implement your business plan, expand your disclosure in both the "Description of Business" and "Liquidity and Capital Resources" sections of your filing to discuss such difference. In this regard, it would be appropriate to discuss the difference in the anticipated level and/or sustainability of your company's operations upon the receipt of each amount of capital, your short-term versus long-term capital needs, and the anticipated use of capital received in excess of $100,000.

16. We note your response to our prior comment 33 and reissue in part. Please revise your disclosure on page 19 to clarify whether your relationship with a local fly shop as a "cost free featured tier" is ongoing. In addition, please revise to describe your role as a featured tier. For example, did you go to the shop and offer demonstrations or does the shop announce that you are this month's featured tier. Please revise to offer a brief description of your role as a "featured tier."

17. Please revise the third sentence in the third paragraph on page 19 to state as a belief. In addition, please revise this paragraph to provide balanced disclosure by stating that there

is no guarantee that individuals that state that they would pay more for your flies would actually do so.

18. Please provide the basis for your statement on page 19 that all "[c]ustomary over the counter flies are mass produced with thread and feathers, fur or hair." Similarly, please provide the basis for your statement on page 20 that all "flies that are currently available are impressionistic and, for commercial purposes, are tied so that a large number can be tied at once."

19. Please revise the first sentence on page 20 to state as a belief.

20. We note your disclosure on page 21 that you have developed a list of potential fly tiers from the various fly tying clinics but that "no relevant agreements have been reached." This seems to contradict your disclosure on page 22 regarding your agreement with Casey Dunnigan. Please revise for consistency or advise.

21. We note your response to our prior comment 24 and reissue. Please revise your disclosure on page 21 to disclose when the 2013 fly-fishing season will occur and state whether your business is seasonal. Refer to Item 101(c)(v) of Regulation S-K.

22. We note your response to our prior comment 39 that your revised disclosure "does not discuss the intention of the Company to produce additional DVD's, only to sell the ones it currently has produced." However, on page 21 you state that you are planning to develop other videos. Please revise for consistency with your response to our prior comment 39 or advise.

23. We note your response to our prior comment 44 and reissue. Please revise to clarify what you mean by "go-to-flies" on page 21. In addition, please revise to remove the words "world-renowned" in the first sentence on page 21 as this appears to be marketing language.

24. We note your response to our prior comment 45 and reissue. Please revise to balance your disclosure on page 21 regarding the "enthusiastic" response you received regarding your DVD by disclosing here that you have sold only eight. In addition, your disclosure regarding the prices of your DVDs appears to be inconsistent with your disclosure on page 23 that "[t]o date eight DVDs have been sold at $12.95 per unit." Please revise for consistency or advise.

25. We note your disclosure on pages 22 that to date you have not paid Mr. Dunnigan. Please revise to disclose, if true, that he has not performed any services for your company on pages 22 and 26. In addition, please revise to clarify what you mean that "you view this as an evolving relationship that will be enhanced."

26. We note your response to our prior comment 47 that you do not view Mr. Dunningan's employment as a tier and designer for another fishing company to create a potential conflict of interest with you because he has not performed any services or been paid any compensation. However, it appears that you intend to utilize his services in the future and that "you view [your relationship] with him as an evolving relationship that will be enhanced if and when [you] are successful in raising additional funds." We note that your response appears to be unresponsive. Please revise to briefly discuss the potential conflicts of interests that may exist, if any, between Mr. Dunningan's employment as a tier and designer for another fishing company with his intended role as a consultant and commercial tier for you.

27. We note your response to our prior comment 48 that you have removed the phrase "most innovative and recognized fly tiers" and the word "innovative" on page 22. However, these terms appear in the last paragraph on page 22. Please revise.

28. We note your disclosure on page 23 regarding the patterns that were included in Modern Midges. With a view towards revised disclosure, please tell us whether these patterns are identified in the publication as being provided and sold by your company.

Certain Relationships and Related Transactions, page 28

29. We note your response to our prior comment 55 that one of your "officers has advanced monies to allow you to pay [your] expenses." Please revise to identify the officer and disclose the material provisions of the loans, including the interest rates and term of such loans. As appropriate, please file such loan agreements with your registration statement.

Financial Statements, page F-1

Notes to Financial Statements, page F-8

Note 3 – Capital Stock, page F-9

30. Per your disclosure, all references to your company's issued and outstanding shares are on a post forward split basis. However, your footnote disclosure regarding your company's common stock issuances appears to be on a pre-split basis. Please revise your disclosure, as appropriate.

Other

31. In connection with filing the next amendment to your registration statement, please consider whether updated audited financial should be included. Refer to Rule 8-08 of Regulation S-X.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Andrew I. Telsey, Esq.